Exhibit 99.1

São Paulo, October 28, 2024.

Brazilian Securities and Exchange Commission – CVM

Mr. Guilherme Rocha Lopes

Ms. Luciana de Barros Magalhães Gomes

Corporate Relations Superintendence (SEP)

Corporate Monitoring Management 2 (GEA-2)

Ref.: Official Letter No. 257/2024/CVM/SEP/GEA-2 – Request for clarification on news published in the media.

Dear Sirs,

JBS S.A., a publicly-held company with registered office in the city of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º andar, Vila Jaguara, ZIP Code 05118-100, enrolled with the Brazilian Legal Taxpayers’ Registry of the Ministry of Finance under No. 02.916.265/0001-60 (“JBS” or “Company”), hereby represented by its Global CFO and Investor Relations Officer, in compliance with your request in Official Letter No. 257/2024/CVM/SEP/GEA-2, dated as of October 25, 2024 (“Official Letter”), hereby submits the information requested by you, as indicated below.

In response to your request, regarding the news published by the Infomoney news portal entitled “JBS’s purchase of Oscar Mayer could boost growth, but BBA warns”, published on October 24, 2024, at 6:37 p.m., on the World Wide Web (Internet), we inform that the Company does not comment on press speculation about possible acquisitions and that, on this date, there is no binding agreement or commitment that could be deemed as a material fact, pursuant to CVM Resolution No. 44/21.

We would like to clarify that the company receives several business proposals and routinely and constantly analyzes investment opportunities for the expansion and growth of its activities. In view of the above, we remain at your disposal for any clarification.

That being said, we remain at your disposal for further clarification.

Best Regards,

JBS S.A.
Guilherme Perboyre Cavalcanti
Global CFO and Investor Relations Officer

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

Rua Sete de Setembro, 111/2-5º e 23-34º Andares, Centro, Rio de Janeiro/RJ – ZIP Code: 20050-901 – Brazil - Tel.: (21) 3554-8686

Rua Cincinato Braga, 340/2º, 3º e 4º Andares, Bela Vista, São Paulo/ SP – ZIP Code: 01333-010 – Brazil - Tel.: (11) 2146-2000

SCN Q.02 – Bl. A – Ed. Corporate Financial Center, S.404/4º Andar, Brasília/DF – ZIP Code: 70712-900 – Brazil -Tel.: (61) 3327-2030/2031 www.cvm.gov.br

Official Letter No. 257/2024/CVM/SEP/GEA-2

Rio de Janeiro, October 25, 2024.

To

Mr. Guilherme Perboyre Cavalcanti

Chief Investor Relations Officer of JBS S.A.

Tel.: (11) 3144-4224

E-mail: ri@jbs.com.br

C/C: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for clarification on news published in the media.

Dear Officer,

1. We refer to the news published by the Infomoney news portal entitled “JBS’s purchase of Oscar Mayer could boost growth, but BBA warns” published on October 24, 2024, at 6:37 p.m., on the World Wide Web (Internet) with the content transcribed below:

“Itaú BBA Analysts welcome the possible acquisition of Oscar Mayer by JBS (JBSS3) reported by Routers on Thursday (24), considering the move strategic and potentially profitable for the Brazilian food giant company.

[...]

Itaú BBA’s analysis comes among news that JBS and the Mexican company, Sigma Alimentos, are among the main competitors in the race for Oscar Mayer, one of Kraft Heinz’s most iconic sausage and cold cuts brands. Routers reports that the deal, Estimated at US$ 3 billion, is in accordance with Kraft Heinz’s Strategy to refocus its portfolio towards healthier products. Oscar Mayer has attracted several interested parties, and the sale is expected to be completed in the coming weeks.” [emphasis added]

2. With regard to the excerpts highlighted, we request your opinion on the truthfulness of the information provided in the news item and, if so, we request further clarification on the matter, as well as informing you of the reasons why you believe that the matter does not constitute a Material Fact, in compliance with CVM Resolution No. 44/21.

3. This manifestation must include a copy of this Official Letter and be sent through the IPE Module of the Empresas.NET System, category “Notice to the Market”, type “Clarifications on CVM/B3 inquiries”. Complying with this request for a statement by means of a Notice to the Market does not exempt the possible investigation of liability for the failure to disclose a Material Fact in a timely manner, in compliance with CVM Resolution No. 44/21.

4. We emphasize that, pursuant to article 3 of CVM Resolution 44/21, the Chief Investor Relations Officer is responsible for disclosing and communicating to the CVM and, if applicable, to the Brazilian stock exchange and organized over-the-counter market entity where the company’s securities are admitted to trading, any material act or fact occurring or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

5. We would also remind you of the obligation provided in the sole paragraph of article 4 of CVM Resolution No. 44/21 to question the Company’s managers and controlling shareholders, as well as all other persons with access to relevant acts or facts, in order to ascertain whether they are aware of information that should be disclosed to the market.

6. Pursuant to the sole paragraph of article 6 of CVM Resolution No. 44/21, it is the duty of the controlling shareholders or managers of the listed company, directly or through the Chief Investor Relations Officer, to immediately disclose the material act or fact pending disclosure, in the event that the information is beyond their control or if there is an atypical fluctuation in the quotation, price or quantity traded of the securities issued by the listed company or referenced to them. Therefore, if material information is leaked (disclosed by a press outlet, for example), the Material Fact must be disclosed, regardless of whether or not the information comes from statements made by representatives of the Company.

7. By order of the Superintendence of Corporate Relations – SEP, we would like to advise that it is incumbent to this administrative authority, in the use of its legal duties and based on sub-item II, of art. 9, of Law No. 6,385/76, and art. 7, combined with art. 8, of CVM Resolution No. 47/21, to impose a fine of one thousand reais (BRL 1,000.00), for non-compliance with the requirements prepared, until October 28, 2024.

Best Regards,

Document electronically signed by Luciana de Barros Magalhães Gomes, Analyst, on 10/25/2024, at 14:00, based on art. 6 of Decree No. 8,539, dated as of October 8, 2015.

Document electronically signed by Guilherme Rocha Lopes, Manager, on 10/25/2024, at 14:00, based on art. 6 of Decree No. 8,539, dated as of October 8, 2015.

This document’s authenticity can be verified by accessing https://sei.cvm.gov.br/conferir_autenticidade, and typing the “Código Verificador” 2183131 and the “Código CRC” 4517733C.

Reference: Proceedings No. 19957.018553/2024-23	SEI Document No. 2183131

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